Free Writing Prospectus filed pursuant to Rule 433

Relating to the Preliminary Prospectus Supplement

dated September 8, 2014 to the Prospectus dated

September 3, 2014. Registration Statement

No. 333-198522

Valmont Industries, Inc.

$250,000,000 5.00% Senior Notes due 2044
$250,000,000 5.25% Senior Notes due 2054

Issuer:	Valmont Industries, Inc.
Guarantees:

The Notes will be fully and unconditionally guaranteed by the guarantors, which consist of the same subsidiaries that guarantee the Issuer’s revolving credit facility. The Notes will cease to be guaranteed by a subsidiary if such subsidiary is released from its guarantees of the Issuer’s other indebtedness and such other guarantees have been released other than through discharges as a result of payment by such subsidiary on such guarantees.

Type:	SEC Registered
Expected Ratings* (Moody’s/S&P)	Baa2/BBB+
Pricing Date:	September 8, 2014
Settlement Date:	September 22, 2014 (T + 10)
Principal Amount:	$250,000,000	$250,000,000
Maturity:	October 1, 2044	October 1, 2054
Benchmark:	3.375% due May 15, 2044	3.375% due May 15, 2044
Benchmark Yield:	3.230%	3.230%
Re-Offer Spread to Benchmark:	T + 180 bps	T + 210 bps
Coupon:	5.000%	5.250%
Price to Public:	99.536%	98.680%
Yield to Maturity:	5.030%	5.330%
Interest Payment Dates:	April 1 and October 1, commencing April 1, 2015	April 1 and October 1, commencing April 1, 2015
Make-whole Call:	Callable at any time prior to April 1, 2044 (six months prior to the maturity date) at the greater of par and the make-whole redemption price (Treasury plus 30 basis points)	Callable at any time prior to April 1, 2054 (six months prior to the maturity date) at the greater of par and the make-whole redemption price (Treasury plus 35 basis points)
Par Call:	On or after April 1, 2044	On or after April 1, 2054
CUSIP/ISIN:	920253AF8 / US920253AF89	920253AE1 / US920253AE15
Use of Proceeds:

We intend to use a portion of the net proceeds from this offering to purchase for cash up to $200 million aggregate principal amount of our $450 million 6.625% Senior Notes due 2020 in a partial tender commenced on September 8, 2014. The remaining net proceeds not so applied will be used for general corporate purposes, including share repurchases.

Joint Book-Running Managers:	J.P. Morgan Securities LLC Merrill Lynch, Pierce, Fenner & Smith Incorporated U.S. Bancorp Investments, Inc. Wells Fargo Securities, LLC Goldman, Sachs & Co.
Senior Co-Manager:	ANZ Securities, Inc.

Co-Managers:	Morgan Stanley & Co. LLC Rabo Securities USA, Inc. The Williams Capital Group, L.P.

*Note: A securities rating is not a recommendation to buy, sell or hold securities and may be subject to revision or withdrawal at any time.

We expect that delivery of the notes will be made against payment therefore on or about the closing date which will be on or about the 10th business day following the date of pricing of the notes (this settlement cycle being referred to as “T+10”). Under Rule 15c6-l of the Exchange Act, trades in the secondary market are generally required to settle in three business days, unless the parties to any such trade expressly agree otherwise. Accordingly, purchasers who wish to trade notes on the date of pricing or the next succeeding six business days will be required, by virtue of the fact that the notes initially will settle in T+10, to specify an alternative settlement cycle at the time of any such trade to prevent a failed settlement. Purchasers of the notes who wish to trade the notes on the date of pricing or succeeding six business days should consult their own advisor.

The issuer has filed a registration statement (including a prospectus) with the SEC for the offering to which this communication relates.  Before you invest, you should read the prospectus in that registration statement and other documents the issuer has filed with the SEC for more complete information about the issuer and this offering.  You may get these documents for free by visiting EDGAR on the SEC Web site at www.sec.gov.  Alternatively, the issuer, any underwriter or any dealer participating in the offering will arrange to send you the prospectus if you request it by calling J.P. Morgan Securities LLC (1-212-834-4533) or Merrill Lynch, Pierce, Fenner & Smith Incorporated (call 1-800-294-1322, or e-mail dg.prospectus_requests@baml.com).

September 8, 2014